Crowe Horwath

國富浩華(香港)會計師事務所有限公司
Crowe Horwath (HK) CPA Limited
Member Crowe Horwath International

香港 銅鑼灣 禮頓道77號 禮頓中心9樓
9/F Leighton Centre,
77 Leighton Road,
Causeway Bay, Hong Kong
電話 Main +852 2894 6888
傳真 Fax +852 2895 3752
www.crowehorwath.hk

PRIVATE & CONFIDENTIAL

Our Ref: CCH2028/SS/KZ/A18/CH1429/16

March 7, 2016

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

We have read the statements concerning our firm contained in Form 6-K of China Ceramics Co., Ltd. dated and filed with the Securities and Exchange Commission on March 7, 2016, and are in agreement with those statements.

Very truly yours
Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited

Hong Kong, China

Copy to: Mr Edmund Hen
Chief Financial Officer
China Ceramics Co., Ltd.